SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
3 GIRALDA FARMS
MADISON, NEW JERSEY 07940

The Profit Sharing Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibits

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Profit Sharing Plan of Quest Diagnostics Incorporated

We have audited the accompanying statement of net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated as of December 31, 2008 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of the year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
New York, New York
June 29, 2009

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Profit Sharing Plan of Quest Diagnostics Incorporated

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 24, 2008

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
(in thousands)

	2008	2007

Assets
Investments, at fair value	$1,717,527	$2,218,204
Participant loans	71,545	70,477

Total investments	1,789,072	2,288,681

Contributions receivable
Employer	—	2,328
Participants	—	3,729

Total contributions receivable	—	6,057

Other assets	373	89

Net assets available for benefits at fair value	$1,789,445	$2,294,827

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,538)	—

Net assets available for benefits	$1,779,907	$2,294,827

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008
(in thousands)

2008

Additions to net assets attributed to:
Investment income (loss)
Interest and dividends	$67,055
Net depreciation in fair value of investments	(630,498)

Net investment loss	(563,443)

Contributions
Employer	77,108
Participants	125,202

Total contributions	202,310

Total additions, net of investment loss	(361,133)

Deductions from net assets attributed to:
Benefits paid to participants	171,118
Other fees	274

Total deductions	171,392

Net decrease	(532,525)

Transfers from other plans	17,605

Net assets available for benefits:
Beginning of year	2,294,827

End of year	$1,779,907

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands)

1.	Description of the Plan

          Background – The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”), is a defined contribution plan established by Quest Diagnostics Incorporated (the “Company” or the “Plan Sponsor”) to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

          Effective March 3, 2008, the Focus Diagnostics, Inc. 401(k) and Profit Sharing Plan (the “Focus plan”) was merged into the Plan. Participant account balances totaling $17,369 and outstanding participant loans totaling $236 were transferred from the Focus plan into the Plan. The assets from the Focus plan were transferred to the investments in the Plan with similar investment objectives, unless redirected by the participant. Funds transferred into the Plan that are attributable to the Focus plan’s employer contributions are subject to vesting requirements based on years of continuous service. A participant is 100 percent vested after 5 years of credited service with 20 percent vesting each year.

          Eligibility and Participant Contributions – All eligible employees who have completed one month of service may participate in the Plan. The maximum Basic Contribution is 6% of wages. Participants may elect to make a Supplemental Contribution of between 1% and 29% of wages. Catch-up contributions (as defined in the Internal Revenue Code) are permissible for eligible participants. Participants may modify their contribution percentage at any time.

          Company Matching Contributions – The Company matches 100% of the participants’ Basic Contribution in cash after the participant completes twelve months of service with the Company. The Company may make additional contributions at the discretion of the Company’s Board of Directors or their designee. The Company did not make additional discretionary matching contributions in 2008. Company contributions are remitted to the Plan at the same time that the corresponding participants’ contributions are remitted.

          Participant Accounts – A separate individual account is established for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant’s account invested in a particular fund to all participants’ investments in that fund.

          Vesting – Participants immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

          Investment Options – Participants may elect to have their voluntary contributions and the Company contributions invested in any or all of the open investment funds, most of which are

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued (dollars in thousands)

managed by Fidelity Management & Research Company (“FMRC”). Participants may elect to have their voluntary contributions and the Company contributions invested in shares of the Company’s common stock. Participants have the ability to modify their investment elections daily.

          Effective November 1, 2007, participants cannot contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics Stock Fund. Any participant contributions exceeding 25% are automatically reallocated into the appropriate age-based Fidelity Freedom Fund. In addition, effective November 1, 2007, participants can transfer monies into the Quest Diagnostics Stock Fund only to the extent the percentage of holdings in the Quest Diagnostics Stock Fund after the transfer remains below 25% of the participant’s entire account balance.

          Participants may elect to receive their dividends on investments in the Quest Diagnostics Stock Fund as a taxable cash payment or continue to have those dividends automatically reinvested, subject to the restrictions noted above, in the Quest Diagnostics Stock Fund.

          During 2008, the Plan Sponsor performed a review of the funds in the Plan and made certain changes intended to strengthen the Plan’s offerings. Effective May 1, 2008, the Fidelity U.S. Bond Index Fund was replaced with the Vanguard Total Bond Market Index Fund – Institutional Shares; the fund class for the Spartan® U.S. Equity Index Fund changed from the Investor Class to the Advantage Class; the Vanguard Developed Markets Index Fund - Investor Shares – was added and the Fidelity Growth & Income Fund was eliminated. As of the effective date, any assets in the Fidelity Growth and Income Fund were mapped to the Spartan® U.S. Equity Index Fund – Advantage Class. In addition, as of the effective date, existing fund balances and future contribution elections were transferred to the funds noted above unless redirected by the participant.

          Distribution Options – Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, by monthly, quarterly or annual installments, or a direct rollover into another eligible retirement plan or IRA.

          Withdrawals – Withdrawals may be made for qualified emergencies and hardships, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½.

          Forfeitures – Employer contributions in forfeited nonvested accounts are used to reduce future employer contributions.

          Loans to Participants – Participants are permitted to obtain loans that have as collateral their account values in amounts not less than $1,000 and not greater than the lesser of (1) $50,000, subject to certain limitations as defined by the Plan, or (2) 50% of the participant’s vested portion of their account value. These loans bear interest at prime plus 1% at the time the loans are issued. Loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case the loan is repayable over a period of up to ten years. Principal

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued (dollars in thousands)

and interest are repaid to the Plan through payroll deductions for active employees. Participants who are no longer active employees may continue to repay outstanding loan balances directly to Fidelity.

          Parties-in-Interest – Certain Plan investments are shares of mutual funds and a collective fund managed by FMRC and Fidelity. These transactions qualify as party-in-interest transactions. As of December 31, 2008 and 2007, the total market value of investments in the mutual and collective funds managed by Fidelity was $1,249,057 and $1,773,933, respectively. In addition, participant loans qualify as party-in-interest transactions.

          The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics Incorporated Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2008 and 2007, the market value of investments in the Quest Diagnostics Incorporated Stock Fund was $337,497 and $372,606, respectively. During 2008, the Plan made purchases of $27,444 and sales of $54,618 of Quest Diagnostics Incorporated common stock.

          Tax Status –The Internal Revenue Service has determined and informed the Company by letter dated May 17, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended. The Plan Sponsor filed an application for a new determination letter on January 31, 2008. The Plan Sponsor and the Plan’s tax counsel believe that the Plan, as amended since the Internal Revenue Service determination, continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

          Plan Administration – The Plan Administrator is the Employee Benefits Administration Committee, which is appointed by the Company’s Board of Directors. The Plan’s trustee and recordkeeper are Fidelity Management Trust Company (“Fidelity”) and Fidelity Investments Institutional Operations Company, Inc., respectively.

          Administrative Expenses and Other Fees – Accounting fees and certain administrative expenses of the Plan are currently paid by the Company. Loan origination and certain distribution fees are charged against participant accounts.

          Termination – The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

2.	Summary of Significant Accounting Policies

          Method of Accounting – The Plan maintains its financial records on the accrual basis of accounting.

          Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued (dollars in thousands)

amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

          Risks and Uncertainties – The Plan provides for participant-directed investment of their voluntary contributions and the Company contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in these risks could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

          Benefits – Benefits are recorded when paid.

          Valuation of Investments – Investments are stated at fair value at year-end. Shares of mutual funds are valued at the net asset value of the shares held by the Plan. Shares of common stock are valued at the quoted market price. Participants’ loans are valued at cost, which approximates fair value.

          The Financial Accounting Standards Board (“FASB”) issued Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1; “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the “FSP”) which requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

          Security Transactions and Investment Income – Realized and unrealized gains (losses) on securities are included in Net Appreciation in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

          Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on the accrual basis.

          Fair Value Measurements – On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides a single authoritative definition of fair value measurements used in financial statements, provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which assets and liabilities are measured at fair value, the

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued (dollars in thousands)

information used to measure fair value, and the effect of fair value measurements on earnings. Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Plan would use the most advantageous market, which is the market that the Plan would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement. The adoption of SFAS 157 did not have a material effect on the Plan’s financial statements.

          SFAS 157 creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued
(dollars in thousands)

          The following table provides a summary of the recognized assets that are measured at fair value on a recurring basis.

		Basis of Fair Value Measurements

		Quoted Prices in Active Markets for Identical Assets / Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs

	December 31, 2008	Level 1	Level 2	Level 3

Assets:
Mutual Funds	$1,129,213	$1,129,213	$—	$—
Common Stock	337,497	337,497	—	—
Collective Fund	244,576	—	244,576	—
Money Market Fund	6,241	6,241	—	—
Participant Loans	71,545	—	—	71,545

Total Investments	$1,789,072	$1,472,951	$244,576	$71,545

          Shares of mutual funds and shares of common stock are valued at the quoted market price reported on the active market on which the securities are traded. Participant loans are valued at cost, which approximates fair value. The participant loans have been classified within Level 3 because their fair value is derived from inputs that are unobservable and subject to the Plan’s assumptions.

          The Managed Income Portfolio II Class 3 (the “Portfolio”) is a collective fund that invests in short-term bonds, fixed income securities and derivative instruments. The Portfolio also invests in third party wrap contracts designed to permit the use of book value accounting to maintain a constant net asset value of $1.00 per unit, although there is no guarantee that the Portfolio will be able to maintain that value. The Portfolio also utilizes the wrap contracts to provide for the payment of participant-directed withdrawals and exchanges at book value under most circumstances. Interest is credited to the Portfolio under the wrap contracts; investment gains and losses are not recognized immediately but rather recognized over time by adjusting the interest rate credited to the Portfolio. The crediting interest rate was 3.48% and 4.64%, at December 31, 2008 and 2007, respectively. The average yield rate was 3.40% and 4.69%, for 2008 and 2007, respectively. The Portfolio may also purchase investment contracts offered by insurance companies and other approved financial institutions that provide for the payment of a specified rate of interest to the Portfolio and the repayment of interest at maturity. The collective fund has been classified within Level 2 because its fair value is derived from inputs other than quoted prices that are observable.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued
(dollars in thousands)

          The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant Loans	2008

Balance, Beginning of Year	$70,477
Issuances, Repayments and Settlements, net	1,068

Balance, End of Year	$71,545

3.	Net Depreciation in Fair Value of Investments

          For the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Type of Investment	2008

Mutual Funds	$(622,780)
Quest Diagnostics Incorporated - Common Stock	(7,718)

Net Depreciation in Fair Value of Investments	$(630,498)

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued
(dollars in thousands)

4.	Investments

          The following presents investments that represented 5 percent or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007 (dollars and shares in thousands):

	2008	2007

Quest Diagnostics Incorporated (6,502 and 7,044 shares, respectively)	$337,497	$372,606

Fidelity Puritan (19,484 and 20,722 shares, respectively)	254,460	394,343

Fidelity Managed Income Portfolio II Class 3 (244,576 and 197,329 shares, respectively)	244,576	197,329

Spartan U.S. Equity Index - Advantage (5,336 shares)	170,205	—

Spartan U.S. Equity Index (4,701 shares)	—	243,970

Fidelity Contrafund (2,493 and 2,468 shares, respectively)	112,822	180,431

Fidelity Diversified International (4,035 shares)	—	160,981

5.	Reconciliation of Financial Statements to Form 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$1,779,907	$2,294,827
Less: Contributions receivable	—	6,057
Add: Adjustment to fair value from contract value for fully benefit-responsive investment contracts	9,538	—

Net assets available for benefits per the Form 5500	$1,789,445	$2,288,770

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued
(dollars in thousands)

          The following is a reconciliation of total contributions per the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

2008

Contributions – statement of changes in net assets available for benefits	$202,310
Add: contributions receivable- prior year	6,057

Contributions per the Form 5500	$208,367

          The following is a reconciliation of total investment loss per the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

2008

Investment loss – statement of changes in net assets available for benefits	$(563,443)
Add: current year adjustment between fair value and contract value for fully benefit-responsive investment contracts	9,538

Investment loss per the Form 5500	$(553,905)

6.	Subsequent Events

          The merger of the assets of the HemoCue, Inc. 401(k) Profit Sharing Plan and Trust (the “HemoCue 401(k) plan”) for U.S. based employees, and the transfer of the assets for employees of Specialty Laboratories, Inc., a wholly-owned subsidiary of the Company, (formerly the assets of the Specialty Laboratories, Inc. 401(k) Profit Sharing Plan) from the AmeriSave 401(k) Plan into the Plan, were approved effective January 1, 2009. Employees affected by the mergers of these plans became eligible to participate in the Plan as of the first pay period of 2009. The plan assets of the HemoCue 401(k) plan and those of the AmeriSave 401(k) Plan related to the employees of Specialty Laboratories, Inc. are expected to be transferred into the Plan in July 2009.

The Profit Sharing Plan of Quest Diagnostics Incorporated	Schedule H, line 4i

Schedule of Assets (Held at End of Year) December 31, 2008 (shares/units and dollars in thousands)

Identity of Issue	Description	Shares/Units	Current Value

Quest Diagnostics Incorporated*	Common Stock	6,502	$337,497

Fidelity Puritan*	Mutual Fund	19,484	254,460

Fidelity Managed Income Portfolio II Class 3*	Collective Fund	244,576	244,576

Spartan U.S. Equity Index - Advantage*	Mutual Fund	5,336	170,205

Fidelity Contrafund*	Mutual Fund	2,493	112,822

Fidelity Diversified International*	Mutual Fund	3,786	81,433

Vanguard Total Bond Market Index Fund - Institutional Shares	Mutual Fund	7,753	78,929

Fidelity Freedom 2020*	Mutual Fund	4,991	50,160

Fidelity Freedom 2015*	Mutual Fund	5,412	46,331

Fidelity Equity-Income*	Mutual Fund	1,430	44,140

Fidelity Low-Priced Stock*	Mutual Fund	1,723	39,834

Fidelity Freedom 2025*	Mutual Fund	4,837	39,806

Fidelity Freedom 2030*	Mutual Fund	4,033	39,359

The Lord Abbett Small Cap Value Fund - Class Y	Mutual Fund	1,945	39,311

Fidelity Freedom 2010*	Mutual Fund	2,747	28,459

Fidelity Freedom 2035*	Mutual Fund	3,316	26,631

The Profit Sharing Plan of Quest Diagnostics Incorporated	Schedule H, line 4i

Schedule of Assets (Held at End of Year) - continued December 31, 2008 (shares/units and dollars in thousands)

Identity of Issue	Description	Shares/Units	Current Value

Fidelity Freedom 2040*	Mutual Fund	4,361	24,380

Fidelity Over-the-Counter Portfolio*	Mutual Fund	435	12,259

T. Rowe Price Institutional Large-Cap Growth Fund	Mutual Fund	1,197	11,035

Fidelity Freedom 2045*	Mutual Fund	1,455	9,576

Fidelity Institutional Cash Portfolio*	Money Market Fund	6,241	6,241

Fidelity Freedom 2005*	Mutual Fund	713	5,979

Fidelity Freedom 2000*	Mutual Fund	478	4,804

Fidelity Freedom Income*	Mutual Fund	408	3,904

Fidelity Freedom 2050*	Mutual Fund	572	3,698

Vanguard Developed Markets Index Fund - Investor Shares	Mutual Fund	226	1,698

Participant Loans*	**	—	71,545

			$1,789,072

*	“Party-in-interest” to the Plan.

**	Rates range from 5.00% to 10.50%; maturities vary by participant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 29, 2009

The Profit Sharing Plan of
Quest Diagnostics Incorporated

By:	/s/ Robert A. Hagemann

Robert A. Hagemann
Member of the Quest Diagnostics Incorporated Employee Benefits
Administration Committee, Plan Administrator